PACIFIC SOUL

Testing the Waters Communications

WeFunder Campaign 2025

LinkedIn - Pacific Soul

Pacific Soul Inc.
198 followers
3mo • Edited •

🚨 Exciting Update! We're making a big move — and we'd love for you to be part of it.

We originally planned to launch Pacific Soul on Kickstarter, but after receiving incredible support and multiple recommendations from people who loved our products, purpose, and vision, we've decided to shift to Wefunder.

Why the change? Because so many of you wanted to be more than customers — you wanted to be part of our journey. Wefunder allows our community to invest early and grow with us as we build something truly meaningful.

👉 Our campaign is now live for early reservations!
Check it out here: https://lnkd.in/gddtQFi9

Your investment will help us:
✅ Scale up production.
✅ Launch our retail-ready line of superfruit snacks & brews.
✅ Bring wellness to more families.
✅ Uplift Colombian farmers and reduce food waste.

If you believe in the power of food to heal and in investing with purpose — now's your chance to join us.

Let's eat well. Do good. Feel great. 🌿

#wefunder #cpgstartup #healthysnacks

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Many of you wanted to be more than customers.
You wanted to be part of the journey. So...
PACIFIC SOUL
is raising on
WEFUNDER

Pacific Soul Inc.
198 followers
1mo •

We hit $30K! 🎉

We're so excited to share that Pacific Soul has reached $30,230 in commitments from 13 amazing investors on WeFunder! 💛

Every dollar is more than just funding—it's a vote of confidence in our mission to bring nutrient-packed Colombian superfruit snacks and brews to people everywhere, while supporting farmers, reducing food waste, and protecting biodiversity. ✨

To our incredible early supporters: thank you for believing in us and helping us get closer to our goal. Your trust fuels our passion and keeps us moving forward!

Now, we're on a mission to reach $50K—this is the milestone that will open our campaign to the full WeFunder community, giving us a huge boost in visibility and momentum. 🙌

Here's how you can help us get there:

💛 Invest if you haven't yet (even a small amount makes a difference!)
Invest here: https://lnkd.in/gddtQFi9

💛 Share our campaign with friends, family, and colleagues—word of mouth is powerful!

💛 Post about us on social media and tag us so we can celebrate with you.

Let's keep building something delicious and impactful—together!!


WE HIT
$30K!
WEFUNDER
Pacific Soul Inc
$30,230 COMMITMENTS
13 INVESTORS
NEXT STOP: $50K!
Please help us reach our goal!

LinkedIn - Oliver Pinto Bautista



Oliver Pinto Bautista • You
Head of Operations and Strategy | Helping startups and large enterprise...
1w • Edited •

Pacific Soul started at home. When our family faced health challenges, we became more aware of how abundant ultra-processed foods are and how scarce the truly healthy options can be. That's when we committed to doing something about it.

We're building **Pacific Soul Inc.** to give families healthier choices while creating real impact for farmers and ecosystems. More demand for underused superfruits means more biodiversity protected, less food wasted, and better livelihoods for growers.

We're still early, but we've done our homework. The need is clear, and the momentum is real.

Our WeFunder campaign is live. If this mission resonates with you, whether as an investor or simply someone who believes in food with impact, I invite you to check it out, share it, and join us.

https://lnkd.in/gGsTByt8

Eat Well. Do Good. Feel Great.


PACIFIC SOUL
Eat Well. Do Good. Feel Great
1:27
1x

LinkedIn - Carolina Ramirez Nogales



Carolina Ramirez-Nogales • 1st
Co-Founder, Pacific Soul | Helping People Boost Health from the Inside Out | ...
5d •

We Did It!!! 😁
We've officially exceeded our family & friends crowdfunding goal — $53,130 raised from 30 incredible investors! And now our WeFunder campaign is officially LIVE!!!

We did this together with the support of families and friends all over the world. From Colombia, Brazil, Switzerland, the US, Italy, Germany, Australia, and Spain. We are beyond grateful. Every single message of encouragement, every note reminding us to keep going, has fueled us in ways we cannot describe. It's been deeply emotional. 🫶

This journey hasn't been easy. Starting Pacific Soul Inc. meant putting in everything we had — our savings, our time, our hearts. As parents, the stakes feel even higher. The process of pitching your own dream, especially to those closest to you, has been one of the hardest challenges of my career. It's vulnerable, emotional, and sometimes overwhelming.

But today, we feel an overwhelming sense of gratitude and hope. The trust placed in us by mentors, colleagues, lifelong friends, family, and even those we've only recently met gives us both the responsibility and the motivation to keep pushing forward. 💪

This is just the beginning. With your support, we're more determined than ever to bring Pacific Soul Inc.'s vision to life to nourish families, uplift farmers, and share the superfruit power of Colombia with the world.

💛 Thank you to our investors for believing in us. The best is yet to come!!.

Gracias!!!

➡️https://lnkd.in/gnSUBZfi



$53,130
Investing in Pacific Sould because it´s a product for everyone, conceived with passion and aligned with sustainability values that the market needs to embrace.
Very excited for this ! best investment of my life. Love you. I have full faith and confidence in my Colombian dear friends!
I believe this is the future of snacking. Great leaders behind
$64K
I firmly believe in Pacific Soul's team and the cause that led them to launch their solution for the ultimate guilt-free, better-for-you snack. Great taste can come without compromises, and Pacific Soul delivers on that promise with their Freeze-Dried Snacks and Brews.
Carolina/Oliver, we believe in what you are doing and are excited to be involved. As discussed, let Jill and I know if we can help in any way.
I have witnessed the passion their founders have invested in their products. I cannot help but add a little drop that may help them to continue this wonderful journey. I love their products!
Le creo a la marca! sabor y pasión de Colombia para el mundo
Queremos verlos sacar adelante este proyecto. Exitos
THANK YOU
$100
Jun 25
Jul 09
Jul 23
Aug 06
Aug 20
Sep 03

Whatsapp Message - Oliver Pinto Bautista


Hey [redacted] I wanted to share with you what Caro and I have been working on. We've made a lot of progress on Pacific Soul.
We started a campaign on WeFunder (Equity-based crowdfunding) and would love your feedback since you've seen it from the very beginning.
4:36 PM
PACIFIC SOUL
Invest in Pacific Soul Inc: Freeze-Dried Superfruits from Colombia |3x the nutrit...
wefunder.com
https://wefunder.com/pacificsoulinc
4:36 PM
If you think of anyone that might be interested (people can invest from $100) please feel free to share the link!
If there are any questions we'd be happy to answer them.
4:37 PM

Whatsapp Message - Carolina Ramirez Nogales


Hi beautiful souls 💛 Thank you for the love and encouragement last night, it truly filled my heart. 💕✨
Pacific Soul is my dream come to life, creating nutrient-packed snacks from Colombian superfruits to nourish body and soul. We're launching in September 🎉 and fundraising to make it happen.
If you'd like to take a look or help spread the word, we'd love for you to join us in this journey and be part of what we're building. The link to our campaign is below 😊
Grateful for you all!
11:07 AM
8
PACIFIC SOUL
Invest in Pacific Soul Inc: Freeze-Dried Superfruits from Colombia |3x the nutrit...
wefunder.com
https://wefunder.com/pacificsoulinc
11:07 AM